SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
SMC
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

October 25, 2013

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Capital Group Holdings, Inc. on the Form 8-K/A that was filed with the Commission on October 15, 2013. In response to Item 4.01 on Form 8-K, we note that management cited Ethics Section 191 as having created an independence issue involving our firm (because certain unpaid invoices for our professional fees were roughly one-year old). Our firm relied upon Codified Financial Reporting Release, 602.02.b.iv, with regard to the unpaid fees, which provides that the current year's audit not be commenced until the prior year's audit fees have been paid. In this particular instance, the invoices for the prior year's audit were not yet twelve-months old; but the outstanding balance did include an amount for fees pertaining to the prior year's audit.

However, our firm did not resign as a result of any alleged issue of independence. We felt the need to resign due to the fact that the Management of Capital Group Holdings, Inc. instructed us that we must deal with a consultant to the company, who was an individual that was neither an officer nor a director of the Company. As a practical matter, this arrangement compromised our ability to communicate directly with those in authority, those who are charged with primary responsibility for corporate governance and corporate financial reporting.

In Form 8-K, Management discussed modification of the terms of the stock price guarantee. We wish to note that our firm did not perform any examination of this matter. An "examination" would indicate that audit procedures are in effect. To the contrary, in this case, the scope of work we performed fell under SAS 100 review procedures and did not constitute an examination. In response to the citations provided by Management in their discussion of the matter, we wish to note that we relied primarily upon other applicable materials, including: ASC 480-10-25-14, *Certain Obligations to Issue a Variable Number of Shares*; and ASC 815-40-25-19 thru 22, *Entity Has Sufficient Authorized and Unissued Shares*.

Except as otherwise noted above, we agree with the statements made by Management concerning our firm and our work in Item 4.01 of Form 8-K/A.

Very truly yours,

Semple, Marchal & Cooper, LLP

Semple, Marchal & Cooper, LLP